FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2007

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

September 7, 2007

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

 Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSX Office: Via fax to 416-947-4547 or via email to listedissuers@tsx.com
For Companies Reporting to the Montreal TSX Office: Via fax to 514-788-2421 or via email to listedissuers@tsx.com

QUESTIONS:

For Companies Reporting to the Toronto TSX Office:
Email listedissuers@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

	Company Name	Phone
	A – K	416-947-4538
	L – Z	416-947-4616

For Companies Reporting to The Montreal TSX Office: Call 514-788-2451

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		44,922,936
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description)
SUBTRACT:	Issuer Bid Purchase (see attachment)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		44,922,936

NOTE:

If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COPENSATION ARRANGEMENTS	# of Shares	Balance
A.	Share Purchase Plans and / or Agreement(s)		N/A
NAME OF PROGRAM:
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) - for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement(s)
	NAME OF PROGRAM:
	Stock Options Outstanding - Opening Balance	3,527,000

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Aug. 31/07	Timo Jauristo				100,000
Aug. 31/07	Thomas Beattie				200,000
Aug. 31/07	James Hume				185,000
Aug. 31/07	David Black				210,000
Aug. 31/07	William McCartney				165,000
Aug. 31/07	Giovanni Susin				90,000
Aug. 31/07	Daniel Innes				175,000
Aug. 31/07	Tan Shundao				85,000
Aug. 31/07	Susy Horna				72,000
Aug. 31/07	Javier Salas				63,000
Aug. 31/07	Blair Lockhart				62,000
Aug. 31/07	Richard Petersen				55,000
Aug. 31/07	Shen Chenghen				46,000
Aug. 31/07	Cecilia Bonatto				40,000
Aug. 31/07	Robert Rollings				38,000
Aug. 31/07	Julio Chavez				23,000

Aug. 31/07	Marco Dominguez	23,000
Aug. 31/07	Joseph Salas	23,000
Aug. 31/07	Shayla Woodman	23,000
Aug. 31/07	Sun Li	22,000
Aug. 31/07	Jannet Rivera	20,000
Aug. 31/07	Ernesto Villar	14,000
Aug. 31/07	Susan Bertie	13,000
Aug. 31/07	Jorge Rivera	13,000
Aug. 31/07	David Gomez	11,000
Aug. 31/07	Gaston Loyola	9,000
Aug. 31/07	Fernando Alegre	8,000
Aug. 31/07	Luis Gutierrez	12,000
Aug. 31/07	Jaclyn D’Alfonso	7,000
Aug. 31/07	Peggy Lu	7,000
Aug. 31/07	Michael Pond	7,000
Aug. 31/07	Grace Han	6,000
Aug. 31/07	Eva Rondon	6,000
Aug. 31/07	Eun-Kyu Chang	5,000
Aug. 31/07	Florence Luong	5,000
Aug. 31/07	Juwei Zhang	5,000
Aug. 31/07	Victor Diaz	3,000
Aug. 31/07	Walter Lavado	3,000
Aug. 31/07	Liliana Salas	3,000
Aug. 31/07	Carlos Talledo	3,000
Aug. 31/07	Nancy Acuna	2,500
Aug. 31/07	Nilton Astorga	3,000
Aug. 31/07	Julio Adco	2,000
Aug. 31/07	Victor Chavez	2,000
Aug. 31/07	Victor Chia	2,000
Aug. 31/07	Julio Cesar Collado	2,000
Aug. 31/07	Julio Falcon	3,000
Aug. 31/07	Claudia Gonzales	2,000
Aug. 31/07	Alfonso Malaga	2,000
Aug. 31/07	Fredy Montalvo	2,000
Aug. 31/07	Carla Palomino	2,000
Aug. 31/07	Wilder Poma	2,000
Aug. 31/07	Jose Quijano	2,000

Aug. 31/07	Carlos Salazar		2,000
Aug. 31/07	Jose Sanchez		2,000
Aug. 31/07	Jorge Santiago		2,000
Aug. 31/07	Angel Sinche		2,000
Aug. 31/07	Nestor Vidal		2,000
Aug. 31/07	Rodolfo Villegas		2,000
Aug. 31/07	Oscar Barrera		1,500
Aug. 31/07	Johny Gomez		1,500
Aug. 31/07	Jesus Loayza		1,500
Aug. 31/07	Miguel Martinez		1,500
Aug. 31/07	Jesus Salazar		1,500
Aug. 31/07	Jaime Chavez		1,000
Aug. 31/07	Larry Manrique		1,000
Aug. 31/07	Miguel Mesias		1,000
Aug. 31/07	Raul Carlos Vasquez		1,000
Aug. 31/07	Jose Ibanez		1,000
Aug. 31/07	Jian Chen		30,000
		SUBTOTAL	(1,943,000)
Stock Option Outstanding – Post Plan – Closing Balance Inducement – S. Myers Inducement – A. Losada-Calderon Inducement – T. Jauristo		1,584,000 200,000 200,000 300,000 2,284,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
Closing Share Reserve Balance at end of period

*  Does Not include any of the options issued as Inducements.

RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance

Opening Share Reserve Balance at beginning of period	906,617
Additional shares Listed Pursuant to the Plan (ADD)	1,943,000
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
Closing Share Reserve Balance at end of period	2,849,617*

*  Does Not Include any of the options issued as Inducements.

All information reported in this Form is for the month of August 2007.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Susy Horna
PHONE / EMAIL	604-669-2525 / susyh@swgold.com
DATE	September 6, 2007